RMR REAL ESTATE FUND

AMENDMENT NO. 1 TO AGREEMENT AND DECLARATION OF TRUST

      AMENDMENT NO. 1, dated as of September 26, 2006 to the Second Amended and Restated Agreement and Declaration of Trust of the RMR Real Estate Fund dated as of December 5, 2003.
      Article VI, Section 2(b) of the Trusts Second
Amended and Restated Agreement and Declaration of Trust is replaced in its entirety with the following text:

(b)	Notwithstanding anything to the contrary in
paragraph (a) of this Section 2: (i) the granting of a pledge or security interest in all or substantially all of the Trusts assets may be done by majority vote of the Trustees then in office and without Shareholder approval even if such pledge may result in sale or transfer of all or substantially all of the Trusts assets in the event that the Trust defaults upon obligations which are secured by such security interest or pledge; and (ii) if any of the actions described in paragraph (a) of this Section 2 are approved by seventyfive percent (75%) of the Trustees then in office, then no Shareholder approval will be required for such actions except to the extent Shareholder approval is required by applicable law, and, if approval by Shareholders is required by applicable law, the vote required shall be a majority (or the least amount legally permitted if higher than the majority) of Shares voted or, if applicable law does not permit approval by a percentage of Shares voted, the vote required shall be a majority (or the least amount legally permitted if higher than the majority) of Shares outstanding and entitled to vote.
      IN WITNESS WHEREOF, RMR Real Estate Fund has caused this Amendment to be executed by its duly authorized officer as of the day and year first above written.

RMR REAL ESTATE FUND
By: /s/ Thomas M. OBrien
Thomas M. OBrien
President